ArcelorMittal signs US$6,000,000,000 Revolving Credit Facility

On 30 April 2015, ArcelorMittal signed a US$6,000,000,000 Revolving Credit Facility (incorporating 3 and 5 year tranches) (the "Facility"). The Facility will replace the US$2,400,000,000 revolving credit facility agreement dated 6 May 2010 and the US$3,600,000,000 revolving credit facility agreement dated 18 March 2011 and will be used for the general corporate purposes of the ArcelorMittal group.

The Facility gives ArcelorMittal improved terms over the former facilities, and extends the average maturity date by approximately two years. At the time of closing, both the new Facility and the two revolving credit facilities that have been replaced were undrawn.

ArcelorMittal received indications of interest far in excess of that which it sought, demonstrating confidence from the debt markets in ArcelorMittal.